SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13In a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

INMODE LTD.

(Exact name of registrant as specified in its charter)

Tavor Building, Sha’ar Yokneam
P.O. Box 533
Yokneam 2069206 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Further to its Form 6-K, dated June 18, 2026, InMode Ltd. (the “Company”) announces that on July 30, 2026, the Company held its Annual General Meeting of Shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on the following 4 proposals:

(1)
To re-elect Dr. Hadar Ron to serve as a Class I director of the Company, and to hold office until the annual general meeting of shareholders to be held in 2029 and until her successor is duly elected and qualified, or until her earlier resignation or retirement.

(2)
To approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the fiscal year ending December 31, 2026, and its service until the annual general meeting of shareholders to be held in 2027.

(3)
To approve the grant of a total of 6,000 restricted share units under the Company’s 2018 Incentive Plan to the following non-executive directors: Dr. Shlomo Nass (2,000 RSUs), Dr. Hadar Ron (2,000 RSUs) and Mr. Nadav Kenneth (2,000 RSUs), half of which shall vest on February 15, 2027, and the remaining half of which shall vest on February 15, 2028, subject to their continued service on the date of vesting.

(4)	To approve the compensation terms of the Special Committee of the Board, as set forth in Proposal 4 of the Proxy Statement dated June 18, 2026.

Each of the proposals was described in more detail in the Company’s proxy statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on June 18, 2026. On June 26, 2026, the record date for the Meeting (the “Record Date”), there were 57,544,172 ordinary shares issued and outstanding. At the Meeting, there were present in person or by proxy, 31,479,861 of the Company’s outstanding ordinary shares, representing approximately 54.71% of the Company’s ordinary shares issued and outstanding as of the Record Date. Under the Company’s Articles of Association, the Meeting was properly convened, and a quorum was present.

Based on the voting results and the majority requirements for the proposals under the Israeli Companies Law and the Company’s Articles of Association, each of Proposals 1, 2, 3 and 4 was approved.

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InMode Ltd.

By: /s/ Moshe Mizrahy
Moshe Mizrahy
Chief Executive Officer

Dated August 3, 2026